UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-815

PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN
(Full title of plan)

E. I. DU PONT DE NEMOURS AND COMPANY
1007 Market Street
Wilmington, Delaware 19898
(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN

______________________________________
* All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Pioneer Hi-Bred International, Inc. Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Pioneer Hi-Bred International, Inc. Savings Plan (the “Plan”) at December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further discussed in Note 1, the Plan merged with and into the DuPont Retirement Savings Plan effective December 31, 2013.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 24, 2014

PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
Assets:
Investments, at fair value:
Common/collective trusts	$344,041,369	$364,058,083
Mutual funds	238,043,798	393,450,447
DuPont stock fund	16,985,938	13,794,600
Total investments	599,071,105	771,303,130

Receivables:
Notes receivable from participants	8,374,030	7,347,327

Cash	332,032,210	—

Total assets	939,477,345	778,650,457

Liabilities:
Asset transfer payable due to Plan merger	(939,477,345)	—

Net assets available for benefits, at fair value	—	778,650,457
Adjustment from fair value to contract value for interest in Collective Trust relating to fully benefit-responsive investment contracts	—	(4,349,477)
Net assets available for benefits	$—	$774,300,980

See Notes to the Financial Statements beginning on page 4.

PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2013

2013
Additions:
Investment income:
Net appreciation in fair value of investments	$143,222,641
Dividend income	14,689,253
Interest income	1,576,938
Total investment income	159,488,832

Contributions:
Participants' contributions	48,259,436
Employer's contributions	49,109,604
Rollovers	2,787,472
Total contributions	100,156,512

Interest from notes receivable from participants	322,177

Total additions	259,967,521

Deductions:
Benefits paid to participants	93,784,731
Administrative expenses	1,006,425
Total deductions	94,791,156

Net increase prior to Plan merger	165,176,365

Asset transfer out due to Plan merger	(939,477,345)

Net decrease	(774,300,980)

Net assets available for benefits:
Beginning of year	774,300,980
End of year	$—

See Notes to the Financial Statements beginning on page 4.

PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013 AND 2012, AND FOR THE YEAR ENDED DECEMBER 31, 2013

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Pioneer Hi-Bred International, Inc. Savings Plan (the "Plan") is provided for general purposes only.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.  The Plan is available to all full-time employees and all temporary employees of Pioneer Hi-Bred International, Inc. (the "Company"), a wholly-owned subsidiary of E. I. du Pont de Nemours and Company ("DuPont"), who have completed at least 1,000 hours of service during a consecutive twelve-month period.

Administration
The Plan is administered by the Company. Vanguard Fiduciary Trust Company ("VFTC") is the trustee of the assets of the Plan. As trustee, VFTC has the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan and the trust agreements. The DuPont Savings Plan Investment Committee, whose members are appointed by DuPont, has responsibility for selecting and overseeing the plan investments and determining the Plan's valuation policies utilizing information provided by the investment advisers and custodians and insurance companies.

Plan Merger
On December 31, 2013, the Plan was merged into the DuPont Retirement Savings Plan (the "DuPont Plan"). As a result of the Plan merger, the net assets available for benefits was $0 at December 31, 2013. In January 2014, Plan investments of $582,085,167 were transfered in-kind and $332,032,210 were liquidated at fair value. Notes receivable from participants of $8,374,030 and a DuPont common stock fund (261,461 shares) valued at $16,985,938 were also transferred into the DuPont Plan. The investments liquidated at fair value were mutual funds and the in-kind transfers were predominately common collective trusts and mutual funds. The DuPont Savings Plan Investment Committee approved the mapping of investments from the Plan to the DuPont Plan. The related Asset transfer payable due to Plan merger is included on the Statement of Net Assets Available for Benefits as of December 31, 2013.

Contributions
Prior to the Plan merger, participants could contribute 1% to 100% of their eligible earnings, as defined by the Plan.  Participants who had attained age 50 before the end of the Plan year were eligible to make catch-up contributions.  Participants could also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  The Company made a matching contribution of 100% of each participant's before-tax contribution, or Roth contribution, or a combination of both not to exceed 6% of eligible pay.  In addition, the Company makes a non-discretionary contribution to each eligible employee account each pay period equal to 3% of eligible pay, regardless of the employee’s contribution election.

Participants who became eligible to participate in the Plan were automatically enrolled in the Plan at a 6% pre-tax contribution rate and increased 1% annually, up to a maximum of 15% of pay. In addition, contributions were automatically invested in a date specific Vanguard Target Retirement Fund based on an assumed retirement age of 65. Participants could change the automatic contribution and investment elections at any time. Contributions to the Plan are subject to certain limits imposed by the Internal Revenue Service ("IRS") and the Plan terms.

Participant Accounts
Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments
Prior to the Plan merger, participants directed the investment of their contributions into various investment options offered by the Plan.  During 2013, the Plan offered 9 registered investment companies ("mutual funds"), 13 common/collective trust funds (“CCT's”), of which 12 were Vanguard Target Retirement Funds, a DuPont stock fund and a Vanguard Brokerage Option as investment options for participants. Through the Vanguard Brokerage Option, participants could invest in mutual funds and certificates of deposits.

Vesting
Prior to the Plan merger, a participant became eligible to participate in the Plan upon the completion of 1,000 hours of service. Upon entering the Plan, participants were fully vested in their contributions plus earnings thereon. Any participant who completed one hour of service was immediately vested in the Company's matching contributions.

On January 1, 2012, participants became fully vested in the non-elective contribution if they completed 1,000 hours of service in 3 prior plan years. If participants did not meet this requirement on January 1, 2012, they will become vested when the participant completes 3 years of service in which they have worked 1,000 hours per year.

Participants who became eligible to participate in the DuPont Plan as a result of the Plan merger will receive credit under the DuPont plan for all service credited under the Plan as of December 31, 2013.

Notes Receivable from Participants
Prior to the Plan merger, subject to the Plan's guidelines, participants could borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (less the participant's highest outstanding loan balance during the previous 12 months) or 50% of their account balance.  The loans were secured by the balance in the participant's account and bore interest at rates that ranged from 4.25% to 9.00%, which were determined by the Plan administrator using the prime rate as of the first day of the month plus one percentage point.  Principal and interest were paid ratably through payroll deductions.  A maximum of one loan per participant could be outstanding at any time and loan maturities could not exceed five years.

Payment of Benefits
Prior to the Plan merger, an in-service withdrawal of all or a portion of a participant's account could be made under certain conditions including election by the participant after attaining age 59 1/2.  Withdrawals of employee contributions for undue financial hardship were also permitted.  Upon termination or retirement, a participant who had attained age 55 could elect to take a partial distribution.  Upon termination or retirement prior to age 55 or upon death or disability, a participant could elect to receive a lump-sum distribution equal to the vested value of the participant's account.  Required minimum distributions began in April of the calendar year following the later of the year in which the participant attained age 70 1/2 or the year following retirement or termination of employment.

Forfeited Accounts
At December 31, 2013 and 2012, forfeited nonvested accounts totaled approximately $0 and $61,480.  Upon the participant's termination of employment, any Company matching contributions and the earnings thereon which were not vested were forfeited, but could be restored and eligible for additional vesting if the participant again became an eligible employee within five years after termination and completed the required years of service. Forfeitures, net of amounts restored, were used to offset future Company contributions required under the Plan.  During the year ended December 31, 2013, $405,493 of forfeitures were utilized to offset employer contributions and $73,522 of forfeitures were used to pay administrative expenses associated with the Plan merger.

Administrative Expenses
Prior to the Plan merger, expenses of administering the Plan, at the election of the Company, could be paid by the Plan. Any remaining expenses would generally be paid by the Company, but could be paid by the Plan.  For the year ended December 31, 2013, the Plan paid $1,006,425 in administrative expenses of the Plan, including recordkeeping related fees. Brokerage fees, transfer taxes, investment fees and other expenses incidental to the purchase and sale of securities and investments were included in the cost of such securities or investments or deducted from the sales proceeds.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("GAAP").

Fully Benefit-Responsive Investment Contracts
Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a collective trust. The Statements of Net Assets Available for Benefits presents the fair value of the collective trust as well as the adjustment of the collective trust relating to fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties
The Plan utilizes various investment instruments, including a common stock fund, mutual funds, and CCT's. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants' account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value.  Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The DuPont stock fund is valued at the year-end unit closing price (defined as the year-end market price of common stock plus uninvested cash position).  Shares of mutual funds and CCT's are valued at the net asset value of shares held by the Plan at year-end as a practical expedient to estimate fair value.  The CCT's have investments in fully benefit-responsive investment contracts for which the fair value is determined using the market price of the underlying securities and the value of the investment contract.

Purchases and sales of investments are recorded on a trade-date basis.  Realized gains and losses on the sale of DuPont company stock is based on average cost of the securities sold.  Interest income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits
Benefit payments to participants are recorded upon distribution.

NOTE 3 - INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2012 (due to the Plan merger the Plan's net assets available for benefits as of December 31, 2013 was $0. Refer to the Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2013, noting such assets are included within the Asset transfer payable due to Plan merger in the Statement of Net Assets Available for Benefits (See Note 1 for additional information)):

2012
Vanguard Institutional Index Fund Institutional Shares	$95,460,690
Vanguard International Growth Fund Admiral Shares	51,164,051
Vanguard PRIMECAP Fund Admiral Shares	49,035,136
Vanguard Total Bond Market Index Fund Institutional Shares	90,719,970
Vanguard Target Retirement 2020 Trust II	60,494,637
Vanguard Target Retirement 2025 Trust II	58,730,654
Vanguard Target Retirement 2030 Trust II	41,668,168
Vanguard Retirement Savings Trust III	82,048,295

For the year ended December 31, 2013, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated in value as follows:

2013
CCT's	$52,420,230
Mutual funds	85,241,375
DuPont stock fund	5,561,036
Net appreciation in fair value	$143,222,641

NOTE 4 - FAIR VALUE MEASUREMENTS

Accounting Standards Codification 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Fair value calculations may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The estimated value of the CCT's is net asset value, exclusive of the adjustment to contract value, and is considered Level 2. The use of net asset value as fair value is deemed appropriate as the CCT's do not have finite lives, unfunded commitments relating to these types of investments or significant restrictions or redemptions.

The following tables sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2013 and 2012:

	Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets:
CCT's	$—	$344,041,369	$—	$344,041,369
Mutual funds:
Domestic stock funds	157,477,803	—	—	157,477,803
International stock funds	78,606,078	—	—	78,606,078
Mutual funds	1,959,917	—	—	1,959,917
Total mutual funds	238,043,798	—	—	238,043,798
DuPont stock fund	16,985,938	—	—	16,985,938
Total assets	$255,029,736	$344,041,369	$—	$599,071,105

	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Assets:
CCT's	$—	$364,058,083	$—	$364,058,083
Mutual funds:
Bond funds	90,719,970	—	—	90,719,970
Domestic stock funds	241,941,787	—	—	241,941,787
International stock funds	58,947,421	—	—	58,947,421
Money market fund	89,251	—	—	89,251
Mutual funds	1,752,018	—	—	1,752,018
Total mutual funds	393,450,447	—	—	393,450,447
DuPont stock fund	13,794,600	—	—	13,794,600
Total assets	$407,245,047	$364,058,083	$—	$771,303,130

For the years ended December 31, 2013 and 2012, there were no significant transfers in or out of Levels 1, 2 or 3.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for investments as defined by the Plan. The Plan also offers a DuPont stock fund as an investment option.  DuPont, as the parent of the Company, is a related party to the Plan.  At December 31, 2013, the Plan held 261,461 shares of the DuPont stock fund valued at $16,985,938 which is also included within the Asset transfer payable due to Plan merger in the Statement of Net Assets Available for Benefits. At December 31, 2012, the Plan held 306,752 shares of the DuPont stock fund valued at $13,794,600.  During the year ended December 31, 2013, the Plan purchased and sold $5,262,260 and $8,102,581 of DuPont common stock, respectively, and received dividends of $468,555. See Note 3 for further information on appreciation of DuPont stock fund. Transactions in these investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA.

NOTE 6 - PLAN TERMINATION

As previously noted in Note 1, on December 31, 2013, the Plan was merged into the DuPont Plan. Although it has not expressed any intent to do so, DuPont has the right under the DuPont Plan to discontinue its contributions at any time and to terminate the DuPont Plan, subject to the provisions of ERISA. In the event of the DuPont Plan termination, participants will become 100% vested in their accounts.

NOTE 7 - TAX STATUS

The Plan is a qualified plan pursuant to Section 401(a) of the Internal Revenue Code ("IRC") and the related trust is exempt from federal taxation under Section 501(a) of the IRC.  A favorable tax determination letter from the IRS dated September 17, 2012, covering the Plan and amendments through September 11, 2012, has been received by the Plan. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently operated in accordance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to initiation of any new income tax examinations for years prior to 2010.

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 to the Form 5500 (due to the Plan merger the Plan's net assets available for benefits as of December 31, 2013 was $0 (See Note 1 for additional information)):

2012
Net assets available for benefits per the financial statements	$774,300,980
Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	4,349,477
Loan balances considered deemed distributions	(66,449)
Net assets available for benefits per the Form 5500	$778,584,008

The following is a reconciliation of total additions per the financial statements for the year ended December 31, 2013 to total income per the Form 5500:

2013
Total additions per the financial statements	$259,967,521
2013 adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	—
2012 adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	(4,349,477)
Total income per the Form 5500	$255,618,044

The following is a reconciliation of total deductions per the financial statements for the year ended December 31, 2013 to total expenses per the Form 5500:

2013
Total deductions per financial statements	$94,791,156
Current year cumulative deemed distributions	—
Prior year cumulative deemed distributions	(66,449)
Total expenses per the Form 5500	$94,724,707

PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN

SUPPLEMENTAL SCHEDULE
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2013
ATTACHMENT TO FORM 5500, SCHEDULE H, PART IV, LINE I

	(b)	(c)	(d)	(e)
(a)	Identity of Issue	Investment Type	Cost	Current Value
*	Royce Pennsylvania Mutual Fund Institutional Class	Mutual funds	**	$47,654,671
*	Vanguard International Value Fund	Mutual funds	**	11,812,949
*	Vanguard International Growth Fund Admiral Shares	Mutual funds	**	66,793,129
*	Vanguard PRIMECAP Fund Admiral Shares	Mutual funds	**	68,671,745
*	Vanguard Windsor II Fund AdmiralTM Shares	Mutual funds	**	41,151,387
	Total mutual funds			236,083,881

*	Vanguard Target Retirement Income Trust II	Common/Collective Trust	**	11,155,092
*	Vanguard Target Retirement 2010 Trust II	Common/Collective Trust	**	9,356,480
*	Vanguard Target Retirement 2015 Trust II	Common/Collective Trust	**	28,210,403
*	Vanguard Target Retirement 2020 Trust II	Common/Collective Trust	**	70,626,167
*	Vanguard Target Retirement 2025 Trust II	Common/Collective Trust	**	72,911,227
*	Vanguard Target Retirement 2030 Trust II	Common/Collective Trust	**	55,642,207
*	Vanguard Target Retirement 2035 Trust II	Common/Collective Trust	**	32,338,603
*	Vanguard Target Retirement 2040 Trust II	Common/Collective Trust	**	29,503,175
*	Vanguard Target Retirement 2045 Trust II	Common/Collective Trust	**	19,661,951
*	Vanguard Target Retirement 2050 Trust II	Common/Collective Trust	**	10,826,438
*	Vanguard Target Retirement 2055 Trust II	Common/Collective Trust	**	3,608,099
*	Vanguard Target Retirement 2060 Trust II	Common/Collective Trust	**	201,527
	Total common/collective trusts			344,041,369

*	Self directed brokerage account	Brokerage Account	**	1,959,917

*	DuPont Common Stock Fund	Common Stock Fund	**	16,985,938

*	Notes receivable from participants	4.25% - 9.00% - Maturing from January 2014 - January 2019	**	8,374,030
	Total Assets Held At End of Year			$607,445,135
_____________________________________

*	Party-in-interest
**	Cost not required for participant directed investments

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Pioneer Hi-Bred International, Inc. Savings Plan

/s/ Ron Miller
Ron Miller
Director — Global Rewards

June 24, 2014